

Mail Stop 7010

July 11, 2007

Mr. Rex T. Clevenger
Chief Financial Officer
Universal Hospital Services, Inc.
7700 France Avenue South
Suite 275
Edina, MN 55435

> **RE: Form 10-K for the fiscal year ended December 31, 2006**
> **Form 10-Q for the period ended March 31, 2007**
> **File No. 0-20086**

Dear Mr. Clevenger:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Financial Statements

Statements of Cash Flows, page F-5

2. Please revise your statement of cash flows to present the changes in inventories separately from the changes in other operating assets. Also, please revise to present the changes in accounts payable separately from the changes in accrued expenses and other long-term liabilities. Please refer to paragraph 29 of SFAS 95.

Notes to Financial Statements

Note 2 – Significant Accounting Policies, page F-6

3. You state that medical equipment sales and remarketing are recorded at the time of shipment, change of ownership or installation completion. Please expand your disclosure to describe the different types of customer arrangements you enter into related to medical sales and remarketing. For each of these types of arrangements, please clarify at which time you record revenue and how you determined this is appropriate pursuant to SAB Topic 13:A.3.

Note 7 – Commitments and Contingencies, page F-15

4. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Note 8 – Employee Benefit Plans, page F-15

5. Please disclose the extent of your self-insurance in each area that you are self-insured. Please also disclose whether or not you have excess loss insurance and, if so, the amounts at which this insurance coverage begins in each area.

Note 12 – Stock-Based Compensation, page F-20

6. Please expand your disclosure to discuss the methodology you used to estimate the fair value of your common shares for each period presented, including any significant factors and assumptions used to arrive at this estimate. Your disclosure in note (3) on page 63 implies that you applied discounts in your determination of fair value of your common shares. Please disclose the nature of each of the discounts that you used, the percentages of these discounts used, and your basis for using these discounts. Refer to paragraph 64(c) of SFAS 123(R).

Note 13 – Segment Information, page F-23

7. Please provide a reconciliation between the total of your reportable segments' measure of profit or loss to your consolidated income (loss) before taxes. All significant reconciling items should be separately identified and described. Refer to paragraphs 32 and 33 of SFAS 131. Please also separately discuss with quantification business reasons for changes between periods in the reconciling items in MD&A.

8. Your disclosures indicate that the assets allocated to each segment primarily include goodwill and intangible assets. Please disclose why you do not allocate any other operating assets for purposes of reporting segment assets.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2007

General

9. Please address the above comments in your interim filings as well.

*   *   *   *

Please respond to these comments and file the requested amendments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief